Oz. Tap House Video Script

Hi my name is Krista Kanter my husband

and I are excited to open up a craft

beer restaurant with 40 taps on our

craft beer wall and we're opening up in

the River Place community and we love

this community and this is what this

community needs. Being in the restaurant

business for 20 years I wanted to bring

something invaluable to the community. I

want to provide great local craft beers

and great local food while also

providing a great place for families to

come together. We're really excited to be

offering local craft beer along with

local farm to market fresh produce and

burgers and also to be partnering with

lick ice cream. The reason behind the

name Oz. House is that when you come

in you get an RFID card and you can walk

up to the beer wall and you can pour one

ounce of all 40 beers if you like and

you don't have to feel guilty about

tasting 40 beers and then you can take a

crowler with you to go take it to the

lake and we're excited that we have a

huge lawn out front where kids can run

and play we're gonna have lots of games

for them potato sack races and cornhole.

My husband and I are just excited to

offer this to the local community. So

follow us on Instagram like us on

Facebook and stay tuned for our grand

opening of November.